China North East Petroleum Holdings, Ltd.

445 Park Avenue

New York, NY 10022

December 27, 2007

Mr. Brad Skinner

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street NE

Washington, DC 20549

Re:	China North East Petroleum Holdings, Ltd.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 0-49846

Form 10-QSB for the period ended June 30, 2007
Filed August 14, 2007

Dear Mr. Skinner:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China North East Petroleum Holdings, Ltd. (the “Company”) dated November 20, 2007.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for year ended December 31, 2006

Consolidated Statement of Stockholder’s Equity, page F-4

Staff Comment 1.      We note your response to prior comment 6 in our letter dated September 17, 2007. Tell us and revise to disclose in more detail: the specific terms of the related party advances without fixed repayment terms, how you have calculated the imputed interest, and why it is appropriate to account for the imputed interest as an in-kind contribution to capital. Also, tell us why the imputed interest amount is not expected to be paid.

Response: Pursuant to the terms of the debt instruments, all related party indebtedness was due on demand and bore no interest. We calculated the imputed interest using the simple interest calculation method on the daily outstanding amounts at various interest rates specified below.

As of December 31, 2006, all outstanding related party indebtedness of the Company was as follows:

1.

The Company owed a related party $3,262,917 and $1,418,814 for advances made in 2006 and 2005, respectively. These advances were made on an interest-free basis and the related party had agreed not to demand payment within the following 12 months. Imputed interest expense was calculated using the simple interest calculation method at  6% per annum on the amount due.

2.

The Company owed a related party $12,806 for advances made in 2006. This short-term advance was made on an interest-free basis and payable on demand. Imputed interest expense was calculated using the simple interest calculation method at 6% per annum on the amount due.

3.

The Company owed a stockholder $1,656,935 and $1,106,363 for advances made in 2006 and 2005, respectively. These advances were made on an interest-free basis and payable on demand. Imputed interest expense was calculated using the simple interest calculation method at 6% per annum on the amount due.

As it is not required for the Company to pay such imputed interest, we have not increased the Loan Payable balances by such amount. We recorded the imputed interest as in-kind contribution to capital and credited the imputed interest to additional paid-in capital with corresponding credits to profit. For the years ended December 31, 2006 and 2005, the Company recorded $291,134 and $142,591 respectively, in imputed interest expenses as in-kind contributions to capital from related parties and a stockholder.

On June 29, 2007, a stockholder and a related party unconditionally and irrevocably contributed all of the advances owed by the Company as of March 31, 2007, in the amounts of $1,746,128 and $5,451,685, respectively to the Company. These contributions were recorded as additional paid-in capital by the Company.

As of September 30, 2007, the Company owed a stockholder $57,620 for short-term interest free advances, and two related parties $126,337 and $13,302, respectively for short-term interest free advances. The imputed interest for these advances is computed at 7% per annum on the amounts due.

Form 10-QSB for the period ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 14

Staff Comment 2.      We note your responses to prior comments 4 and 15 in our letter dated September 17, 2007. Tell us what factors your auditors considered in issuing their opinion with respect to excluding any going concern language. Include a detailed discussion of management’s viable plan for overcoming your working capital deficit. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Expand this discussion to specifically include the manner in which you intend to generate future revenue. Update this disclosure in each subsequent Form 10-Q. Refer to Section 607.02 of the Financial Reporting Codification.

Response: Our auditors have considered the following factors with respect to the Company’s going concern situation:

1.

In January 2007, the Company acquired 90% of the equity interest of Song Yuan City Yu Qiao Oil and Gas Development Limited Corporation. As the majority shareholder of Yu Qiao, the Company may exploit the rights to extract and develop additional oil tracts, comprising approximately 3,200 acres with 140 producing oil wells. The Company believed that such acquisition would substantially increase the Company’s revenues and cash from operations which in turn would enable it to accelerate payment of outstanding accounts payable.

2.	The Company continued to negotiate with its drilling companies to extend the payment terms.

3.	The Company was and continued to actively pursue additional funding to enable it to continue to invest in drilling new wells thereby increasing revenue and cash from operations.

As a result of the foregoing consideration, our auditors concurred with the management’s view that the Company’s ability to continue was not a going concern.

The Company has taken the following steps to overcome its working capital deficit:

1.

On June 29, 2007, the Company negotiated an agreement with the principal stockholder and a related party pursuant to which these individuals agreed to contribute to the Company short-term advances made to the Company which reduced the Company’s current liabilities by $1.75 million as of June 30, 2007.

2.

In January 2007, the Company acquired 90% of the equity interest of Song Yuan City Yu Qiao Oil and Gas Development Limited Corporation, which immediately increased the number of producing wells by 140 and substantially increased the Company’s revenues and cash from operations enabling it to accelerate payment of outstanding accounts payable. In fact, as of September 30, 2007, the Company’s accounts payable had been reduced by approximately $4.3 million.

3.

In addition, in July 2007, the Company negotiated new payment terms with its primary drilling company that enabled the Company to pay the drilling expenses for each well over 24 months beginning upon completion of the well. As a result, current liabilities for the quarter ended June 30, 2007 were reduced by $14,606,257 thereby reducing its working capital deficit as of June 30, 2007 from $21,516,605 to $6,910,348.

4.

In the first quarter of 2007, the Company also began drilling additional wells. As new wells are brought into production, the Company is able to increase its crude oil production, thereby increasing revenue and cash from operations. For the quarter ended September 30, 2007 the Company produced 10,883 tons of crude oil compared to 8,364.8 tons for the quarter ended June 30, 2007. Such increase in production resulted in an increase in revenue from $4,097,554 for the quarter ended June 30, 2007 to $5,826,506 for the quarter ended September 30, 2007 and an increase in cash from operations from $4,203,145 as of June 30, 2007 to $9,187,144 as of September 30, 2007, an increase of $4,983,999 or 118.6% on quarter over quarter basis. The Company expects such increasing trend in production to continue as the Company continues to bring new wells into production.

5.	The Company is also actively pursuing additional funding to enable it to continue to invest in drilling new wells thereby increasing revenue and cash from operations.

The Company expects its cash requirements for fiscal year 2008 to be approximately $14,950,000 consisting of $6,500,000 in short-term liabilities, $3,250,000 in long-term liabilities and $5,200,000 in general working capital. The Company expects to generate substantially all of its cash requirements from operations. The Company is also actively pursuing additional funding to cover any additional working capital needs. We will update our disclosure regarding our plans to generate sufficient cash to meet our cash requirements in future filings.

Form 10-KSB for the year ended December 31, 2006

Business Combinations under Common Control, page F-13

Staff Comment 3.      We note your response to prior comments 9 and 11 in our letter dated September 17, 2007. For each acquisition, please disclose in more detail the ownership percentage and management role Mr. Wang’s mother had in your company and each acquired entity. Specifically, tell us and disclose why her majority voting ownership should be accounted for as an acquisition of entities under common control.

Response: Prior to the acquisitions of Song Yuan Technical and Yu Qiao, pursuant to written agreements, certain stockholders of the Company agreed to entrust all their rights to exercise their voting power to Mr. Wang Hongjun, the Company’s CEO and principal stockholder. As result of such voting rights assignments, Mr. Wang, together with shares of the Company’s common stock held personally by him had voting power over 57.9% of all of the outstanding voting stock of the Company.

Prior to the acquisition of Song Yuan Technical, Mr. Wang and his mother owned 100% of Song Yuan Technical and both served as directors of Song Yuan Technical.

Prior to the acquisition of Yu Qiao, Mr. Wang’s mother owned 100% of Yu Qiao and was a director of Yu Qiao.

As a result of the voting rights agreements and ownership interests in Song Yuan Technical and Yu Qiao by Mr. Wang and his immediate family member, Mr. Wang and his immediate family member had more than 50% voting ownership interest in each of the Company, Song Yuan Technical and Yu Qiao. Therefore, pursuant to FASB Statement No. 141, the acquisitions were accounted for as acquisitions of entities under common control.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Wang Hong Jun
Wang Hong Jun
President

Enclosures

CC:	Alisande M. Rozynko
Crone Rozynko LLP